ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

October 11, 2019

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Electronics and Machinery
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Tim Buchmiller/ Russell Mancuso – Legal
Jeanne Bennett/ Brian Cascio – Accounting

Re:	CHP Merger Corp.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted September 20, 2019
CIK No. 0001785041

Ladies and Gentlemen:

On behalf of CHP Merger Corp. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we are confidentially submitting to the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 2 (“Amendment No. 2”) to the above-referenced draft Registration Statement confidentially submitted to the Commission on August 19, 2019 (the “Draft Registration Statement”). Amendment No. 2 reflects revisions to Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), confidentially submitted to the Commission on September 20, 2019, made in response to the comment letter to James Olsen of the Company dated October 2, 2019 from the staff of the Commission (the “Staff”), as well as certain other updated information. The Company confirms that as of the date of this letter it continues to be an “emerging growth company,” as defined in Section 2(a)(19) of the Securities Act.

For your convenience, the Company is supplementally providing to the Staff three (3) copies of Amendment No. 2, which have been marked to indicate the changes from Amendment No. 1.

Securities and Exchange Commission	- 2 -	October 11, 2019

For reference purposes, the comment contained in the Staff’s letter dated October 2, 2019 is reproduced below in italics and the corresponding response is shown below the comment.

Draft Registration Statement on Form S-1 submitted September 20, 2019
Redemption of Warrants for Class A common Stock, page 127

1.          We note your response to prior comment 19. Please reconcile your disclosure indicating that you may redeem the warrants for stock only if there is an effective registration statement covering the issuance of the stock with section 6.2 of exhibit 4.4 which appears to include an exception to registration.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised sections 3.3.1(b) and 6.2 of exhibit 4.4.

*          *          *

Securities and Exchange Commission	- 3 -	October 11, 2019

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions about this letter or require any further information, please call the undersigned at (212) 596-9515 or Christopher J. Capuzzi of our offices at (212) 596-9575.

Very truly yours,
/s/ Paul D. Tropp

Paul D. Tropp

cc:	James Olsen (CHP Merger Corp.)
Christopher J. Capuzzi (Ropes & Gray LLP)